Exhibit 99.14

CONSENT OF ERIC CHEN

Reference is made to the Annual Report on Form 40-F and the documents incorporated by reference therein (the “40-F”) of Goldcorp Inc. (the “Company”) for the fiscal year ended December 31, 2012, and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F.

I hereby consent to the references to, and the information derived from, the following report(s) and to the references, as applicable, to my name in connection with (including, as an expert or “qualified person”) the following report(s) and/or documents:

1.	The technical report that has an effective date of January 26, 2012, entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” (the “Éléonore Report”); and

2.	The 40-F, the MD&A and the AIF, which include references in connection with information relating to the Éléonore Report and the Éléonore Project, and the properties described therein.

I also hereby consent to the incorporation by reference of such information contained in the 40-F, the MD&A and the AIF into Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376 and 333-181116 on Form S-8 of the Company.

Date: March 1, 2013

/s/ Eric Chen
Name: Eric Chen, P. Geo.